Hometown International, Inc.

25 E. Grant Street

Woodstown, NJ 08098

January 5, 2016

VIA EDGAR

Mara L. Ransom, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Hometown International, Inc.
Registration Statement Amendment No. 1 on Form S-1
Filed November 9, 2015
File No. 333-207488

Dear Ms. Ransom:

We are in receipt of Staff’s comment communicated orally dated November 11, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

1.

Please file the opinion of counsel in the next amended filing.

RESPONSE: In response to Staff’s comment, we have respectfully attached our counsel’s legal opinion as Exhibit 5.1. Accordingly, we have removed the footnote that the exhibit was “to be filed by amendment”.

2.

Please update financial statements to comply with Rule 8-08 of Regulation S-X and provide corresponding updated disclosures throughout your filing. In addition, please provide a currently dated consent from your independent accountant with future amended filings.

RESPONSE: In response to the Staff’s comment, we have respectfully included updated financial statements and updated disclosures throughout our filing. We have also provided an updated consent from our independent accountant in this amended filing.

The Company acknowledges that:

•     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•     the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Hometown International, Inc.

By:	/s/ Paul F. Morina
Name:	Paul F. Morina
Title:	Chief Executive Officer